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Exhibit 11

HMN Financial, Inc.
Computation of Earnings Per Common Share

	Year Ended December 31,
	2001	2000	1999
Weighted average number of common shares outstanding used in basic earnings per common share calculation	3,761,115	3,831,353	4,340,551
Net dilutive effect of:
Options	212,854	137,568	181,930
Restricted stock awards	509	1,767	16,828

Weighted average number of shares outstanding adjusted for effect of dilutive securities	3,974,478	3,970,688	4,539,309

Income available to common shareholders	$5,457,616	6,702,310	6,390,991
Basic earnings per common share	$1.45	1.75	1.47
Diluted earnings per common share	$1.37	1.69	1.41

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  Exhibit 11
HMN Financial, Inc. Computation of Earnings Per Common Share